

August 2, 2010

By Facsimile (212.299.6770) and U.S. Mail

Gary J. Simon, Esq.
Hughes Hubbard and Reed LLP
One Battery Park Plaza
New York, New York 1004-1482

> **Re:** **Presidential Life Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A filed July 29, 2010**
> **Filed by Herbert Kurz, Donna Brazile, William Flynn, et. al.**

Dear Mr. Simon:

We have reviewed the above filing and have the following comments.

General

1.   We note the response to prior comment 18 and the disclosure in the second whole paragraph on page 7 indicating that votes represented by the gold proxy card will be voted for unidentified substitute nominees in certain circumstances described in that paragraph. Please disclose in this paragraph whether the Participants are required to identify or nominate such substitute nominees in order to comply with any applicable Company advance notice bylaw. Your response to prior comment 18, which is not disclosed in the revised proxy statement, only addresses this question as to *one* potential substitute nominee you indicate was identified in Mr. Kurz's letter to the Company dated February 12, 2010. It does not address the question as to any other, not yet identified, substitute nominees.

In addition, please note that Exchange Act Rule 14a-4(d)(1) does not confer the authority to vote for any person who is not a bona fide nominee. Substitute nominees who are unnamed and to be designated by the Participants at a later date are not bona fide nominees. Accordingly, the Participants are not permitted to use proxies for the election of a substitute nominee to the Company's board in the event a current nominee is unable to serve. Exchange Act Rule 14a-4(c)(5), which only describes the circumstances under which discretionary authority may be used, does not operate to waive other proxy disclosure requirements or Rule 14a-4(d). Please revise the second whole paragraph on page 7 to delete any current disclosure that suggests otherwise. Please also confirm for us that should the Participants lawfully identify or nominate substitute nominees before the meeting, including nominees other than the "ninth nominee" referenced in your response to prior comment 18, the Participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

2.   We note your response to prior comment 7. Please provide supplemental support for the claim that Mr. Kurz received consents in his December 2009 consent solicitation representing approximately 44% of the outstanding shares of Common Stock. Please also disclose in the fourth whole paragraph on page 6 the percentage of outstanding shares of Common Stock that were beneficially owned by Mr. Kurz, his wife, the Foundation and his two adult children.

3.   Your response to prior comment 13 does not confirm the Participants' understanding regarding the second sentence of the comment.

4.   As requested in the closing paragraphs of our initial comment letter, please provide a written statement from *each* filing person acknowledging the representations set forth in such paragraphs. Such statement should be from each filing person, signing in his or her individual capacity, and not by counsel or Mr. Kurz, signing on behalf of others.

*   *   *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions